File No. 333-233243

As filed with the SEC on November 15, 2019

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. __

Post-Effective Amendment No.  1

(Check appropriate box or boxes)

FEDERATED ADVISER SERIES

(Exact Name of Registrant as Specified in Charter)

1-800-341-7400

(Area Code and Telephone Number)

4000 Ericsson Drive

Warrendale, PA 15086-7561

(Address of Principal Executive Offices)

Peter J. Germain, Esquire

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, Pennsylvania 15222-3779

(Name and Address of Agent for Service)

Copies to:

Thomas Early, Esquire

Goodwin Procter LLP

601 S. Figueroa St.

41st Floor

Los Angeles, CA 90017

Approximate Date of Proposed Public Offering: As soon as

practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered:

Institutional Shares without par value, of Federated Emerging Markets Equity Fund,

Class A Shares, Class C Shares, Class R6 Shares and Institutional Shares without par value, of Federated International Equity Fund,

Institutional Shares without par value, of Federated International Growth Fund,

Class A Shares, Class C Shares and Institutional Shares without par value, of Federated MDT Large Cap Value Fund,

Each a series of the Registrant

It is proposed that this filing will become effective

Immediately upon filing pursuant to Rule 485 (b).

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-14 (333-233243) is to file Exhibits 12.1 and 12.2, Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization, as discussed in the Registrant’s Form N-14 filing on August 13, 2019.

This Post-Effective Amendment No. 1 consists of the following:

Cover Sheet

Contents of the Registration Statement

Part A --- The definitive Prospectus/Proxy Statement of the Registrant as filed on September 19, 2019 pursuant to Rule 497 is incorporated herein by reference.

Part B --- The definitive Statement of Additional Information of the Registrant as filed on September 19, 2019 pursuant to Rule 497 is incorporated herein by reference.

Part C --- Other Information

Signature Page

Exhibits

Exhibit 12.1 – Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization for Federated Emerging Markets Equity Fund, Federated International Equity Fund, and Federated International Growth Fund

Exhibit 12.2 - Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization for Federated MDT Large Cap Value Fund

PART C. OTHER INFORMATION.

Item 15. Indemnification

Indemnification is provided to Officers and Trustees of the Registrant pursuant to the Registrant's Declaration of Trust, as amended. This includes indemnification against: (a) any liabilities or expenses incurred in connection with the defense or disposition of any action, suit or proceeding in which an Officer or Trustee may be or may have been involved; and (b) any liabilities and expenses incurred by an Officer or Trustee as a result of having provided personally identifiable information to a regulator or counterparty by or with whom the Registrant (or its series, as applicable) is regulated or engages in business to satisfy a legal or procedural requirement of such regulator or counterparty.

The Investment Advisory Contract, and Sub-advisory Agreement as applicable, (collectively, “Advisory Contracts”) between the Registrant and the investment adviser, and sub-adviser as applicable, (collectively, “Advisers”) of its series, provide that, in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of the obligations or duties under the Advisory Contracts on the part of the Advisers, Advisers shall not be liable to the Registrant or to any shareholder for any act or omission in the course of or connected in any way with rendering services or for any losses that may be sustained in the purchase, holding, or sale of any security.

The Registrant’s distribution contract contains provisions limiting the liability, and providing for indemnification, of the Officers and Trustees under certain circumstances.

Registrant's Trustees and Officers are covered by an Investment Trust Errors and Omissions Policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust, as amended, or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Trustees), Officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such Trustees, Officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust, as amended, or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Declaration of Trust, as amended, or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party Trustees who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an Officer, Trustee or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party Trustees or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

Item 16. Exhibits

Exhibit Number	DESCRIPTION

(1)
	1.1	Form of Agreement and Declaration of Trust of the Registrant	(1)
	1.2	Conformed Copy of Agreement and Declaration of Trust of the Registrant dated July 12, 2017	(2)
	1.3	Conformed Copy of Certificate of Trust of the Registrant dated July 12, 2017	(2)
	1.4	Amendment #1 to the Agreement and Declaration of Trust of the Registrant	(4)
	1.5	Conformed Copy of Certificate of Amendment to Certificate of Trust of the Registrant dated August 15, 2018	(4)
	1.6	Amendments #2 and #3 to the Agreement and Declaration of Trust of the Registrant	(9)
	1.7	Amendment #4 to the Agreement and Declaration of Trust of the Registrant	(11)

(2)
	2.1	Form of By-Laws	(1)
	2.2	Copy of By-Laws of the Registrant dated July 12, 2017	(2)
	2.3	Copy of By-Laws of the Registrant reflecting name change of Registrant from Federated MDT Equity Trust to Federated Adviser Series	(4)

(3)	Not applicable

(4)	The Registrant hereby incorporates the Forms of Agreements and Plans of Reorganization are filed herein as Annex A to the Prospectus/Proxy Statement from Item 4 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 13, 2019

(5)
	5.1	Federated Securities Corp. does not issue share certificates for the Fund

(6)
	6.1	Conformed copy of Investment Advisory Contract between the Registrant and Federated MDTA, LLC	(2)
	6.2	Conformed copy of Investment Advisory Contract between the Registrant and Federated Global Investment Management Corp.	(5)
	6.3	Conformed copy of Sub-Advisory Agreement between Federated Global Investment Management Corp., the Registrant and Hermes Investment Management Limited	(5)
	6.4	Conformed copy of Exhibit B and Exhibit C to the Advisory contract between the Registrant and Federated Global Investment Management Corp.	(8)
	6.5	Conformed copy of Investment Advisory Contract between the Registrant and Federated Investment Management Company	(8)
	6.6	Conformed copy of Sub-Advisory Agreement between Federated Investment Management Company, the Registrant and Hermes Investment Management Limited	(11)
	6.7	Conformed copy of Exhibit D to the Advisory contract between the Registrant and Federated Global Investment Management Corp.	(10)
	6.8	Copies of Exhibits B, C and D to the Sub-Advisory Agreement between Federated Global Investment Management Corp., the Registrant and Hermes Investment Management Limited	(10)
	6.9	The Registrant hereby incorporates the Form of Exhibit E, Exhibit F, Exhibit G to the Advisory Contract between the Registrant and Federated Global Investment Management Corp. for Federated Emerging Markets Equity Fund, Federated International Equity Fund and Federated International Growth Fund from Item 6.9 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 13, 2019

(7)
	7.1	Conformed copy of Distributor’s Contract of the Registrant including Exhibit A, Exhibit B, Exhibit C, Exhibit D, Exhibit E and Exhibit F	(2)
	7.2	Forms of Exhibit G, Exhibit H, Exhibit I and Exhibit J to the Distributor’s Contract of the Registrant	(4)
	7.3	Conformed copies of Exhibit G, Exhibit H, Exhibit I and Exhibit J to the Distributor’s Contract of the Registrant	(5)
	7.4	Conformed copies of Exhibit K, Exhibit L, Exhibit M, Exhibit N, Exhibit W, Exhibit X, Exhibit Y and Exhibit Z to the Distributor’s Contract of the Registrant	(6)
	7.5	Conformed copies of Exhibit O, Exhibit P, Exhibit Q, Exhibit R, Exhibit S, Exhibit T, Exhibit U and Exhibit V to the Distributor’s Contract of the Registrant	(7)
	7.6	Conformed copies of Exhibit AA, Exhibit BB, Exhibit CC and Exhibit DD to the Distributor’s Contract of the Registrant	(10)
	7.7	The Registrant hereby incorporates the Form of Exhibit EE, Exhibit FF, Exhibit GG, Exhibit HH, Exhibit II, Exhibit JJ, Exhibit KK, Exhibit LL, Exhibit MM, Exhibit NN, Exhibit OO and Exhibit PP to the Distributor’s Contract of the Registrant from Item 7.7 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 13, 2019

(8)	Not applicable

(9)
	9.1	Conformed copy of Custodian Agreement of the Registrant including Amendments 1-20 and Exhibits A and B	(2)
	9.2	Conformed copy of Amendments 21-25 and Exhibits A and B of the Custodian Agreement of the Registrant	(5)
	9.3	Conformed copy of Amendment 26 and Exhibits A and B of the Custodian Agreement of the Registrant	(6)
	9.4	Conformed Copy of Amendments 27 and 28, and Exhibits A and B, to the Custodian Agreement of the Registrant	(11)
	9.5	The Registrant hereby incorporates the Form of Amendment 29 and Exhibits A and B, to the Custodian Agreement of the Registrant from Item 9.5 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 13, 2019
	9.6	The Registrant hereby incorporates the Form of Amendment 30 and Exhibits A and B, to the Custodian Agreement of the Registrant from Item 9.6 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 13, 2019

(10)
	10.1	Conformed copy of Distribution Plan of the Registrant including Exhibit A, Exhibit B and Exhibit C	(2)
	10.2	Forms of Exhibit D and Exhibit E to the Distribution Plan of the Registrant	(4)
	10.3	Conformed copies of Exhibit D and Exhibit E to the Distribution Plan of the Registrant	(5)
	10.4	Conformed copies of Exhibit F, Exhibit G, Exhibit L and Exhibit M to the Distribution Plan of the Registrant	(8)
	10.5	Conformed copies of Exhibit H, Exhibit I, Exhibit J and Exhibit K to the Distribution Plan of the Registrant	(10)
	10.6	Conformed copies of Exhibit N and Exhibit O to the Distribution Plan of the Registrant	(11)
	10.7	Conformed copies of Exhibit P, Exhibit Q, Exhibit R, Exhibit S, Exhibit T and Exhibit U to the Distribution Plan of the Registrant	(11)

(11)	The Registrant hereby incorporates the conformed copy of Opinion and Consent of Counsel Regarding the Legality of Shares being Issued from Item 11 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 13, 2019

(12)
	12.1	Conformed Copy of Opinion regarding Tax Consequences of the Reorganization for Federated Emerging Markets Equity Fund, Federated International Equity Fund, and Federated International Growth Fund	+
	12.2	Conformed Copy of Opinion regarding Tax Consequences of the Reorganization for Federated MDT Large Cap Value Fund	+

(13)
	13.1	Conformed copy of Amended and Restated Agreement for Administrative Services between Registrant and Federated Administrative Services	(2)
	13.2	Conformed copy of Transfer Agency and Service Agreement including Exhibit A, as revised on August 1, 2017, between the Federated Funds and State Street Bank and Trust Company	(2)
	13.3	Definitive Fund Accounting Agreement, Amendments 1-7 and Schedule I, as revised on August 1, 2017, between Registrant and The Bank of New York Mellon	(2)
	13.4	Conformed copy of Services Agreement between Federated MDTA LLC and Federated Advisory Services Company	(2)
	13.5	Conformed copy of Assignment, Assumption and Consent with Schedule 1 and Agency Agreement for Securities Lending Transactions with Amendments 1-21 between Registrant and Citibank, N.A.	(2)
	13.6	Conformed copy of Second Amended and Restated Services Agreement and Schedule 1, as revised August 1, 2017, between Registrant and Federated Shareholder Services Company	(2)
	13.7	Conformed copy of Fund Expense/Commission Recapture Services Agreement, as revised on August 1, 2017, between the Registrant and State Street Global Markets, LLC	(2)
	13.8	Conformed copy of Second Amended and Restated Agreement for Administrative Services, as revised on September 1, 2017, and Exhibit A, as revised on October 1, 2018, between Registrant and Federated Administrative Services	(5)
	13.9	Conformed copy of Exhibit A to the Transfer Agency and Service Agreement, as revised on September 1, 2018, between the Federated Funds and State Street Bank and Trust Company	(5)
	13.10	Conformed copy of Amendments 8-11 and Schedule I to the Fund Accounting Agreement, as revised on September 1, 2018, between Registrant and The Bank of New York Mellon	(5)
	13.11	Conformed copy of Amendments 22-24 of the Agency Agreement for Securities Lending Transactions between Registrant and Citibank, N.A.	(5)
	13.12	Conformed copy of Schedule 1 to the Second Amended and Restated Services Agreement, as revised September 1, 2018, between Registrant and Federated Shareholder Services Company	(5)
	13.13	Conformed copy of Fund Expense/Commission Recapture Services Agreement, as revised on October 1, 2018, between the Registrant and State Street Global Markets, LLC	(5)
	13.14	Conformed copy of Services Agreement and Schedule 1 to Limited Power of Attorney, as revised on September 1, 2018, between Federated Global Investment Management Corp. and Federated Advisory Services Company	(5)
	13.15	Copy of Exhibit A to Second Amended and Restated Agreement for Administrative Services between Registrant and Federated Administrative Services, as revised on March 1, 2019	(10)
	13.16	Conformed copy of Amendment 12, and Schedule I to the Fund Accounting Agreement, as revised on December 1, 2018, between Registrant and The Bank of New York Mellon	(10)
	13.17	The Registrant hereby incorporates the Form of Amendment 13, and Schedule I, as revised on March 1, 2019, and Form of Amendment 14, and Schedule I, as revised on April 1, 2019, to the Fund Accounting Agreement between Registrant and The Bank of New York Mellon from Item 13.17 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 13, 2019
	13.18	Conformed copy of Amendments 25-26 of the Agency Agreement for Securities Lending Transactions between Registrant and Citibank, N.A.	(10)
	13.19	Copy of Schedule 1 to the Second Amended and Restated Services Agreement, as revised April 1, 2019, between Registrant and Federated Shareholder Services Company	(10)
	13.20	Copy of Schedule 1 to Limited Power of Attorney, as revised on March 1, 2019, of Services Agreement between Federated Global Investment Management Corp. and Federated Advisory Services Company	(10)
	13.21	The Registrant hereby incorporates the Form of Amendment 27 and Amendment 28 of the Agency Agreement for Securities Lending Transactions between Registrant and Citibank, N.A. from Item 13.21 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 13, 2019

(14)
	14.1	The Registrant hereby incorporates the conformed copy of Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm from Item 14.1 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 13, 2019
	14.2	The Registrant hereby incorporates the conformed copy of Consent of KPMG LLP, Independent Registered Public Accounting Firm from Item 14.2 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 13, 2019

(15)	Not Applicable

(16)
	16.1	The Registrant hereby incorporates the conformed copy of Unanimous Consent of Trustees for Federated Emerging Markets Equity Fund from Item 16.1 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 13, 2019
	16.2	The Registrant hereby incorporates the conformed copy of Power of Attorney of the Registrant for Federated Emerging Markets Equity Fund from Item 16.2 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 13, 2019
	16.3	The Registrant hereby incorporates the conformed copy of Unanimous Consent of Trustees for Federated International Equity Fund from Item 16.3 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 13, 2019
	16.4	The Registrant hereby incorporates the conformed copy of Power of Attorney of the Registrant for Federated International Equity Fund from Item 16.4 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 13, 2019
	16.5	The Registrant hereby incorporates the conformed copy of Unanimous Consent of Trustees for Federated International Growth Fund from Item 16.5 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 13, 2019
	16.6	The Registrant hereby incorporates the conformed copy of Power of Attorney of the Registrant for Federated International Growth Fund from Item 16.6 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 13, 2019
	16.7	The Registrant hereby incorporates the conformed copy of Unanimous Consent of Trustees for Federated MDT Large Cap Value Fund from Item 16.7 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 13, 2019
	16.8	The Registrant hereby incorporates the conformed copy of Power of Attorney of the Registrant for Federated MDT Large Cap Value Fund from Item 16.8 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 13, 2019

(17)
	17.1	The Registrant hereby incorporates the Form of Ballot from Item 17.1 for Federated Emerging Markets Equity Fund of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 13, 2019
	17.2	The Registrant hereby incorporates the Form of Ballot from Item 17.2 for Federated International Equity Fund of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 13, 2019
	17.3	The Registrant hereby incorporates the Form of Ballot from Item 17.3 for Federated International Growth Fund of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 13, 2019
	17.4	The Registrant hereby incorporates the Form of Ballot from Item 17.4 for Federated MDT Large Cap Value Fund of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 13, 2019

+	Exhibit is being filed electronically with registration statement; indicate by footnote

ALL RESPONSES ARE INCORPORATED BY REFERENCE TO A POST-EFFECTIVE AMENDMENT (PEA) OF THE REGISTRANT FILED ON FORM N-1A UNLESS OTHERWISE NOTED (FILE NOS. 333-218374 and 811-23259)
1.	Initial Registration Statement filed May 31, 2017.
2.	Pre-Effective No. 1 filed August 25, 2017.
3.	PEA No. 2 filed February 26, 2018.
4.	PEA No. 4 filed August 17, 2018.
5.	PEA No. 5 filed November 1, 2018
6.	PEA No. 8 filed December 28, 2018
7.	PEA No. 9 filed January 11, 2019
8.	PEA No. 11 filed March 15, 2019
9.	PEA No. 12 filed March 29, 2019
10.	PEA No. 14 filed April 12, 2019
11.	PEA No. 16 filed June 7, 2019
12.	PEA No. 17 filed June 26, 2019

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file by Post-Effective Amendment the opinion of counsel regarding the tax consequences of the proposed reorganization required by Item (16)(12) of Form N-14 prior to the closing date of the reorganization.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Federated Adviser Series has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Pittsburgh and Commonwealth of Pennsylvania, on the 15th day of November, 2019.

FEDERATED ADVISER SERIES
BY: /s/ George F. Magera George F. Magera, Assistant Secretary
Pursuant to the requirements of the Securities Act of 1933, this Amendment to its Registration Statement has been signed below by the following person in the capacity and on the date indicated:

NAME	TITLE	DATE
BY: /s/ George F. Magera George F. Magera Assistant Secretary	Attorney In Fact For the Persons Listed Below	November 15, 2019
J. Christopher Donahue*	President and Trustee (Principal Executive Officer)
Lori A. Hensler*	Treasurer (Principal Financial Officer/Principal Accounting Officer)
John B. Fisher*	Trustee
John T. Collins*	Trustee
G. Thomas Hough*	Trustee
Maureen Lally-Green*	Trustee
Charles F. Mansfield, Jr.*	Trustee
Thomas O’Neill*	Trustee
P. Jerome Richey*	Trustee
John S. Walsh*	Trustee
*By Power of Attorney